KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

MEMBER'S EQUITY AT JANUARY 1, 2015	$ 46,979
Contributions	40,000
Net loss	(49,371)
MEMBER'S EQUITY AT DECEMBER 31, 2015	$ 37,608

See accompanying notes.